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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March
Commission File Number: 000-49605

Commander Resources Ltd.
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1. MC and NR07-05, 07-06

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

PART 1 GENERAL PROVISIONS

(a) Confidentiality
If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"
Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings
The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms
If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language
Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.
510 – 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 2 Date of Material Change

State the date of the material change.

March 1, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-05 dated March 1, 2007 disseminated by **CCN Matthews.**

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces that, subject to Board approval, it has entered into an earn-in/JV Agreement ("Agreement") with Vulcan Minerals Inc. ("Vulcan") whereby Commander may earn an 80% interest in designated metals, including base and precious metals and uranium, on Vulcan's large, 38,350 hectare Bay St. George Property in southwestern Newfoundland.

The Bay St. George Basin contains a Carboniferous sequence of non-marine continental sediments that provide potential for sandstone hosted uranium deposits. Vulcan's claims cover areas with anomalous uranium values in lake-bottom geochemical samples. As well, they contain airborne radioactive anomalies from a 1975 survey flown at a 2 km line spacing grid.

The geological setting of the Bay St. George basin is similar to that of the Deer Lake Basin located 50 kilometres to the north. In the Deer Lake Basin, a number of uranium showings have recently been worked by Spruce Ridge Resources Ltd., JNR Resources Inc., Altius Minerals Corporation and Cameco Corp. The source of sandstone-hosted uranium mineralization in boulders grading up to 10% U_3O_8 has not been located. Recently, Spruce Ridge Resources located uranium in richly organic limestone and sandy limestone breccias with published values of up to 3.7% U_3O_8 in bedrock.

Vulcan has been exploring the property for petroleum for several years and has acquired an extensive proprietary data base including interpreted seismic data and airborne magnetics which provides basin architecture, focusing on fault networks. There are also several million dollars worth of results from oil/gas wells completed in the basin to which Commander has access as part of the agreement.

Commander may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five year period by issuing to Vulcan 500,000 common shares and completing $3.5 million in exploration work, including 150,000 shares of Commander on regulatory approval and $100,000 of exploration expenditures in the first year. An initial cash payment of $50,700 will be paid to Vulcan to cover refundable staking deposits with the Provincial Department of Natural Resources. Any future refunds will be the property of Commander.   Once Commander has earned its 80% interest, a Joint Venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.
Reference is made to Item 4 above and to the Company's News Release #07-05, a copy of which is attached hereto as Schedule "A".

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.
Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS
(i) If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.
(ii) If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION
Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.
In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh
(604) 685-5254

Item 9 Date of Report

Date the Report.

This report is dated the 1st day of March, 2007.



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: March 01, 2007
TSX Venture Exchange: CMD
Shares Issued: 61,668,825
News Release: #07-05

COMMANDER ACQUIRES NEW LARGE URANIUM PROPERTY THROUGH OPTION AGREEMENT

Commander Resources Ltd. (CMD-TSX Venture) is pleased to report that, subject to regulatory approval, it has entered into an earn-in/JV Agreement ("Agreement") with Vulcan Minerals Inc. ("Vulcan") whereby Commander may earn an 80% interest in designated metals, including base and precious metals and uranium, on Vulcan's large, 38,350 hectare Bay St. George Property in southwestern Newfoundland. Refer to the Company's website for location and general geology maps (www.commanderresources.com).

Acquisition of this new large property is in line with the Company's strategy and complements the Company's larger and more advanced Hermitage uranium property in southern Newfoundland where drilling of high priority uranium targets is on-going.

The Bay St. George Basin contains a Carboniferous sequence of non-marine continental sediments that provide potential for sandstone hosted uranium deposits. Vulcan's claims cover areas with anomalous uranium values in lake-bottom geochemical samples. As well, they contain airborne radioactive anomalies from a 1975 survey flown at a 2 km line spacing grid.

The Property has very good access to the basin by a myriad of logging roads leading off the Trans Canada Highway. Ucore Uranium Inc. holds claims with uranium showings adjacent to the Vulcan Property.

The geological setting of the Bay St. George basin is similar to that of the Deer Lake Basin located 50 kilometres to the north. In the Deer Lake Basin, a number of uranium showings have recently been worked by Spruce Ridge Resources Ltd., JNR Resources Inc., Altius Minerals Corporation and Cameco Corp. The source of sandstone-hosted uranium mineralization in boulders grading up to 10% U_3O_8 has not been located. Recently, Spruce Ridge Resources located uranium in richly organic limestone and sandy limestone breccias with published values of up to 3.7% U_3O_8 in bedrock.

Detailed mapping of the stratigraphy by government geologists have determined that the uranium hosting sequences existing in the Deer Lake Basin have equivalents in the Bay St. George Basin. In addition, numerous structural breaks and folds allow for the presence of conduits and traps for uranium mineralization.

Commander's initial program will focus on prospecting with scintillometers along all logging roads and creek beds where bedrock exposures are maximized. This work will be accompanied by geological mapping and soil and silt sampling in designated areas.

Vulcan has been exploring the property for petroleum for several years and has acquired an extensive proprietary data base including interpreted seismic data and airborne magnetics which provides basin architecture, focusing on fault networks. There are also several million dollars worth of results from oil/gas wells completed in the basin to which Commander has access as part of the agreement.

Option

Commander may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five year period by issuing to Vulcan 500,000 common shares and completing $3.5 million in exploration work, including 150,000 shares of Commander on regulatory approval and $100,000 of exploration expenditures in the first year. An initial cash payment of $50,700 will be paid to Vulcan to cover refundable staking deposits with the Provincial Department of Natural Resources. Any future refunds will be the property of Commander. Once Commander has earned its 80% interest, a Joint Venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101.

On Behalf of the Board of Directors,

Kenneth Leigh
President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

51-102F3 Material Change Report [F]
Published December 29. 2006
Effective December 29. 2006

PART 1 GENERAL PROVISIONS

(a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form. refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51 -102. refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms. explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.
510 — 510 Burrard Street
Vancouver. B.C. V6C 3A8

Item 2 Date of Material Change

State the date of the material change.

April 9. 2007

Item 3 **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-06 dated April 9, 2007 disseminated by **CCN Matthews and Canadian Select Disclosure Network.**

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces results from live diamond drill holes from the initial test of the Blue Hills Main showing. one of the seven known uranium prospects in the Blue Hills area of the Company's large Hermitage project, Newfoundland. Seven holes totaling 993 metres were completed. Drill results indicate that uranium mineralization is hosted by a thick sequence of brecciated felsic volcanics associated with strong silica and sericite alteration and that a fault may have offset the more significant portion of the mineralized zone tested at surface. Further ground work is planned to determine the fault movement and location of the offset mineralized zone.

The Company also reports that the drill has been moved to the White Bear area. 30 kilometres to the east of Blue Hills. Diamond drilling is currently underway on the He-2 target. He-2 consists of a 500 metre diameter airborne radiometric anomaly within which clusters of angular sedimentary boulders carried uranium values up to 3.1% U_3O_8 in composite chip samples.

<u>Blue Hills Drill Results</u>

At Blue Hills. Hole BH-1 was drilled directly under the Main Lone outcrop, holes BH-2 and BH-3 were drilled 50 metres east and west to establish a strike/trend direction. Channel samples collected in a previous program from a small outcrop averaged 0.15% U_30_8 over a 1.4 metre width within a 6 metre wide uranium mineralized zone. (see the Company’s website for previous sampling details). Hole BH-1 encountered a narrow radiometric zone which terminated abruptly at a strong. one metre wide. sandy fault with significant core loss. The fault has offset the better portion of the mineralized zone tested at surface. Uranium values in the upper portion of hole BH-1. just before the fault, which ranged from 0.004 to 0.015% U_30_8 are similar to the upper portion of the surface zone.

Hole BH-2, located 50 metres west. encountered a 4 metre wide radiometric zone while hole 13-I-3 cut a weak radiometric zone at depth. Results for hole BH-2 returned a 3.5 m interval from 15.5 m to 19.0 m running 0.017% U_30_8 including a 0.5 metre interval at 0.031% 0_10_8. This interval is narrower than the surface mineralized zone, indicating some thinning to the west. Core from hole BH-3. located 50 metres to the east of BH-1 showed a different lithologv than holes 1 and 2 indicating this hole has intersected the off-faulted block identified in hole BH-I .

A fourth hole (BH-4) was collared 60 metres south of hole BH-1 to check for possible structures controlling uranium mineralization. Hole BH-5 was drilled 85 metres west of BH-2. Neither hole contained anomalous radiometric responses. Holes BH-6 and BH-7 were drilled on other targets at Blue Hills. Results are awaited.

Samples were sent to ACME Analytical Laboratory·, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U_30_8 are assayed by methods 7TD using 4-acid digestion with ICPES analysis. All uranium values expressed in U_30_8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U. Select samples will be sent to SRC in Saskatoon for check assay.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates. parties. terms and conditions. description of any assets. liabilities or capital affected. purpose. financial or dollar values. reasons for the change. and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #07-06. a copy of which is attached hereto as "Schedule A".

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged. issued or distributed. This item does not apply if. in respect of the transaction. your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction. if your company has an interest in that entity. required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i) If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii) If you incorporate information by reference to another document. clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51 -1 02

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102. state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4). (5). (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 **Omitted Information**

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2). (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon. your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report. or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh

(604) 685-5254

Item 9 Date of Report

Date the Report.

This report is dated the 10th day of April, 2007.



SCHEDULE A

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: April 9, 2007
TSX Venture Exchange: CMD
Shares Issued: 61,668,825
News Release: #07-06

HERMITAGE EXPLORATION UPDATE— DRILLING UNDERWAY AT WHITE BEAR

Commander Resources Ltd. (CMD-TSX Venture) reports results from five diamond drill holes from the initial test of the Blue Hills Main showing, one of the seven known uranium prospects in the Blue Hills area of the Company's large Hermitage protect, Newfoundland. Seven holes totaling 993 metres were completed. Drill results indicate that uranium mineralization is hosted by a thick sequence of brecciated felsic volcanics associated with strong silica and sericite alteration and that a fault may have offset the more significant portion of the mineralized zone tested at surface. Further ground work is planned to determine the fault movement and location of the offset mineralized zone.

The Company also reports that the drill has been moved to the White Bear area, 30 kilometres to the east of Blue Hills. Diamond drilling is currently underway on the He-2 target. He-2 consists of a 500 metre diameter airborne radiometric anomaly within which clusters of angular sedimentary boulders carried uranium values up to 3. 1% U_30_8 in composite chip samples.

Following completion of a 3 to 4 hole test on He-2, the drill will be moved a further 3 kilometres east to the Doucette target, where the company previously reported uranium values in angular magnetite-bearing boulders ranging up to 1. 3% U_30_8. Several strong magnetic trends that may be related to the hosting stratigraphic unit will be tested.

The current drilling is part of a 3,000 metre first phase drill program (see Company's news release dated November 33, 2006) to asses the main geological and structural controls of five target areas, Troy's Pond, ST- 129, Blues Hills Main, Het and Doucette. Troy's Pond and ST-129 were drilled in late 2006 (results reported in a Company news release dated February 2, 2007). Drill progress was slow during the winter portion of this program on the Blue Hills Main target due to extreme winter weather and mechanical problems.

<u>Blue Hills Drill Results</u>

At Blue Hills, Hole BH-1 was drilled directly under the Main Zone outcrop, holes BH-2 and BH3 were drilled 50 metres east and west to establish a strike/trend direction. Channel samples collected in a previous program from a small outcrop averaged 0.15% U_30_5 over a 1.4 metre width within a 6 metre wide uranium mineralized zone. (see the Company's website for previous sampling details). Hole BH-1 encountered a narrow radiometric zone which terminated abruptly at a strong, one metre wide, sandy fault with significant core loss. The fault has offset the better portion of the mineralized zone tested at surface. Uranium values In the upper portion of hole BH- 1, Just before the fault, which ranged from 0.004 to 0.015% U_30_8 are similar to the upper portion of the surface zone.

Hole BH-2, located 50 metres west, encountered a 4 metre wide radiometric zone while hole BH3 cut a weak radiometric zone at depth. Results for hole BH-2 returned a 3.5 m interval from 15.5 m to 19.0 m running 0.017% U_30_8 including a 0.5 metre interval at 0.031% U_30,. This interval is narrower than the surface mineralized zone, indicating some thinning to the west. Core from hole BH-3, located 50 metres to the east of BH-1 showed a different lithology than holes 1 and 2 indicating this hole has intersected the off-faulted block identified in hole BH-1.

A fourth hole (BH-4) was collared 60 metres south of hole BH-1 to check for possible structures controlling uranium mineralization. Hole BH-5 was drilled 85 metres west of BH-2. Neither hole contained anomalous radiometric responses. Holes BH-6 and BH-7 were drilled on other targets at Blue Hills. Results are awaited.

The Hermitage Project is well-located with a major highway and power line running through in environmentally benign barren lands near the south coast of Newfoundland. The port of Burgeo is located 30 kilometres to the south.

Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1 DX Multiple Element ICP methods. Values greater than 0.24% U_30_8 are assayed by methods 7TD using 4-acid digestion with ICP-ES analysis. All uranium values expressed in U_30_8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U. Select samples will be sent to SRC in Saskatoon for check assay.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43101.

On Behalf of the Board of Directors,

Kenneth Leigh
President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Commander Resources Ltd.</u>
(Registrant)

Date: April 11, 2007

/s/ Kenneth E. Leigh
By:_____
Kenneth E. Leigh, President